[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
DIVISION OF MARKET REGULATION

08029470

A B 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARLES JORDAN & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles N. Jordan, Jr. 212-688-6264
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

530 Morris Avenue	Springfield	NJ	07081
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles N. Jordan, Jr. ________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles Jordan & Co., Inc. ________, as of December 31 ________, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Pres/CEO

Title

2/28/08

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Charles Jordan & Co., LLC

We have audited the accompanying statement of financial condition of Charles Jordan & Co., LLC (a limited liability company) as of December 31, 2007, and the related statements of income, changes in members' deficit, changes in subordinated liabilities, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Jordan & Co., LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 10-11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2008

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman

CHARLES JORDAN & CO., LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	21,231
Due from clearing broker		3,236
Prepaid expenses		2,192
TOTAL ASSETS	$	26,659

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:		
Accrued expenses	$	6,000
Subordinated loan payable		100,000
Total liabilities		106,000
Members' deficit		(79,341)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$	26,659

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
(A Limited Liability Company)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Commission income	$ 38,912
Operating expenses:	
Salaries and benefits	39,877
Professional fees	8,954
Office expense	3,413
FINRA fees	3,160
Insurance	4,878
Travel	3,531
Telephone and communications	3,482
Other expenses	1,659
Total operating expenses	68,954
Loss from operations	(30,042)
Other income	35,000
NET INCOME	$ 4,958

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN MEMBERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2007

Members' deficit - beginning	$	(84,299)
Net income		4,958
MEMBERS' DEFICIT - ENDING	$	(79,341)

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2007

Subordinated liabilities - beginning	$	100,000
Increases:		
Issuances of subordinated note		-
Decreases:		
Payment of subordinated note		-
SUBORDINATED LIABILITIES - ENDING	$	100,000

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net income	$ 4,958
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Due from clearing broker	2,951
Prepaid expenses	163
Accrued expenses	(1,970)
Total adjustments	1,144
Net cash provided by operating activities	6,102
Cash - beginning	15,129
CASH - ENDING	$ 21,231

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION

Charles Jordan & Co., LLC (a limited liability company) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission income associated with transactions in securities, mutual funds and other products are recorded on a trade-date basis.

Income Taxes

No provision has been made in the accompanying financial statements for federal, state and local income taxes since such taxes are the responsibility of the Company's individual members.

NOTE 3. SUBORDINATED LOAN PAYABLE

A member loaned the Company $100,000 under the terms of a subordinated loan agreement. The loan is due on July 31, 2009, and bears no interest. The loan meets the requirements of the FINRA and was available to the Company in computing its net capital under SEC Rule 15c3-1. To the extent that the loan is necessary for the Company's continued compliance with the minimum net capital requirements, the loan may not be repaid.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2007, the Company was in compliance with these requirements. At December 31, 2007, the Company had regulatory net capital of $18,467, which exceeds the Company's minimum net capital requirement of $5,000. The Company's regulatory ratio of aggregate indebtedness to net capital was 0.32 to 1 as of December 31, 2007.

NOTE 5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealers on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 6. CONCENTRATION OF CREDIT RISK

The Company clears all of its trades on a fully disclosed basis through its clearing brokers. For the year ended December 31, 2007, approximately 96% of total commission income was earned through one clearing broker. At December 31, 2007, the Company was owed $3,236 from this clearing-broker.

NOTE 7. SUBSEQUENT EVENTS

In January 2008, the Company received approval from FINRA to convert its subordinated loan payable to a member to equity. FINRA also stipulated that this capital cannot be withdrawn by the member prior to July 31, 2009. Additionally, with the approval of FINRA, KVMI, Ltd. transferred its 45% ownership interest in the Company to Mr. Charles Jordan. As a result, Mr. Charles Jordan assumed 100% ownership of the Company, converting the Company to a single-member limited liability company.

SUPPLEMENTARY INFORMATION

CHARLES JORDAN & CO., LLC
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net capital:		
Capital and allowable subordinated liabilities:		
Members' deficit	$	(79,341)
Subordinated liabilities allowable in computation of net capital		100,000
Total capital and allowable subordinated liabilities		20,659
Non-allowable assets:		
Prepaid expenses		(2,192)
NET CAPITAL	$	18,467
Aggregate indebtedness:		
Accrued expenses	$	6,000
TOTAL AGGREGATE INDEBTEDNESS	$	6,000
Computation of basic net capital requirement:		
6 2/3% of aggregate indebtedness	$	400
Statutory minimum net capital required	$	5,000
Minimum net capital requirement (greater of 6 2/3% of AI or statutory minimum)	$	5,000
Excess net capital (net capital less minimum net capital required)	$	13,467
Ratio: aggregate indebtedness to net capital		0.32 to 1

There are no material differences between the above computation of net capital and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2007.

See independent auditors' report.

CHARLES JORDAN & CO., LLC
(A Limited Liability Company)
OTHER INFORMATION
DECEMBER 31, 2007

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provision of Paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company is an introducing broker and clears its securities transactions on a fully disclosed basis through another broker-dealer.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds at December 31, 2007.

See independent auditors' report.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Charles Jordan & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedules of Charles Jordan & Co., LLC (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2008

END